Exhibit 1

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The preparation and presentation of the Company’s consolidated financial statements and the overall quality of the Company’s financial reporting are the responsibility of management. The financial statements have been prepared in accordance with generally accepted accounting principles and necessarily include estimates that are based on management’s best judgements. Information contained elsewhere in the Annual Report is consistent, where applicable, with that contained in the financial statements.

Management is also responsible for installing and maintaining a system of internal controls to provide reasonable assurance that assets are safeguarded and that reliable financial information is produced for preparation of financial statements.

Arthur Andersen LLP, a firm of chartered accountants, was appointed by the shareholders as external auditors of the Company in April 2002 and resigned as external auditors in June 2002, when substantially all of the partners and staff of Arthur Andersen LLP in Canada joined Deloitte & Touche LLP. In June 2002 the Board of Directors appointed Deloitte & Touche LLP as external auditors, until the next annual meeting of shareholders, to conduct an independent examination and express their opinion on the consolidated financial statements. The Auditors’ Report outlines the auditors’ opinion and the scope of their examination. The services provided to the Company by the external auditors are now restricted to the audit of the consolidated financial statements and audit-related services. The Company had engaged Arthur Andersen LLP and subsequently Deloitte & Touche LLP, who were replaced by PricewaterhouseCoopers LLP in August 2002 as the contract auditor to provide internal audit services, including a review of the system of internal controls to ensure that there are no significant weaknesses.

The Board of Directors is responsible for overseeing management’s performance of its responsibilities for financial reporting and internal control. The Board exercises this responsibility with the assistance of the Audit, Finance and Risk Committee of the Board.

/s/ Ronald A. Brenneman
Ronald A. Brenneman
Chief Executive Officer

/s/ Ernest F.H. Roberts
Ernest F.H. Roberts
Senior Vice-President and Chief Financial Officer

January 29, 2003

AUDIT, FINANCE AND RISK COMMITTEE OF THE BOARD OF DIRECTORS

The Audit, Finance and Risk Committee, which is composed of not less than three (currently five) directors who are not employees of the Company, assists the Board of Directors in the discharge of its responsibility for overseeing management’s performance of the financial reporting and internal control responsibilities. The Committee reviews the annual and quarterly consolidated financial statements, accounting policies and the overall quality of the Company’s financial reporting, and the financial information contained in prospectuses and in reports filed with regulatory authorities, as required. The Committee also reviews and makes recommendations to the Board regarding financial matters and oversees the process that management has in place to identify business risks.

With respect to the external auditors, the Committee reviews and approves the terms of engagement, the scope and plan for the external audit and reviews the results of the audit and the Auditors’ Report. The Committee discusses the external auditors’ independence from management and the Company with the auditors and receives written confirmation of their independence. The Committee also recommends to the Board the external auditors to be appointed by the shareholders and approves their fees.

With respect to the contract auditor’s engagement to provide internal audit services, the Committee reviews the engagement contract, reviews and approves the scope and plan for the internal audit, receives periodic reports and reviews significant findings and recommendations.

Senior management, the external auditors and the contract auditor attend all Audit, Finance and Risk Committee meetings and each is provided with the opportunity to meet privately with the Committee.

/s/ Claude Fontaine
Claude Fontaine
Chairman of the Audit, Finance and Risk Committee

January 29, 2003

AUDITORS’ REPORTS

To the Shareholders of Petro-Canada:

We have audited the consolidated balance sheet of Petro-Canada as at December 31, 2002 and the consolidated statements of earnings, retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements of Petro-Canada as at December 31, 2001 and for each of the years in the two-year period ended December 31, 2001 were audited by other auditors who have ceased operations. Those auditors expressed an opinion without reservation on those consolidated financial statements in their report dated January 31, 2002. As described in Note 2, these consolidated financial statements have been restated to give effect to the accounting policy change relating to foreign exchange. We audited the adjustments described in Note 2 that were applied to restate the 2001 and 2000 consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review or apply any procedures to the 2001 and 2000 consolidated financial statements of the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2001 and 2000 financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Chartered Accountants Calgary, Alberta

January 29, 2003

To the Shareholders of Petro-Canada:

We have audited the consolidated balance sheet of Petro-Canada as at December 31, 2001 and 2000 and the consolidated statements of earnings, retained earnings and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

/s/ Arthur Andersen LLP
Arthur Andersen LLP
Chartered Accountants Calgary, Alberta

January 31, 2002

CONSOLIDATED STATEMENT OF EARNINGS

(stated in millions of Canadian dollars)

For the years ended December 31,	2002	2001	2000

REVENUE
Operating	$9 917	$8 582	$9 372
Investment and other income (Note 5)	—	154	173
	9 917	8 736	9 545
EXPENSES
Crude oil and product purchases	4 556	4 687	5 537
Operating, marketing and general (Note 6)	2 036	1 670	1 619
Exploration	301	245	171
Depreciation, depletion and amortization	957	568	584
Foreign currency translation (Note 7)	52	102	67
Interest	187	135	144
	8 089	7 407	8 122
EARNINGS BEFORE INCOME TAXES	1 828	1 329	1 423
PROVISION FOR INCOME TAXES (Note 8)
Current	959	528	363
Future	(105)	(45)	201
	854	483	564
NET EARNINGS	$974	$846	$859

EARNINGS PER SHARE (dollars) (Note 9)
Basic	$3.71	$3.19	$3.15
Diluted	$3.67	$3.16	$3.13

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

(stated in millions of Canadian dollars)

For the years ended December 31,	2002	2001	2000

RETAINED EARNINGS AT BEGINNING OF YEAR, as previously reported	$1 695	$897	$113
Retroactive application of change in accounting policy (Note 2)	(184)	(126)	(92)
RETAINED EARNINGS AT BEGINNING OF YEAR , as restated	1 511	771	21
Net earnings	974	846	859
Dividends on common shares	(105)	(106)	(109)
RETAINED EARNINGS AT END OF YEAR	$2 380	$1 511	$771

CONSOLIDATED STATEMENT OF CASH FLOWS

(stated in millions of Canadian dollars)

For the years ended December 31,	2002	2001	2000

OPERATING ACTIVITIES
Net earnings	$974	$846	$859
Items not affecting cash flow (Note 10)	1 001	597	840
Exploration expenses (Note 14)	301	245	171
Cash flow	2 276	1 688	1 870
(Increase) decrease in non-cash working capital related to operating activities and other (Note 11)	(226)	55	87
Cash flow from operating activities	2 050	1 743	1 957
INVESTING ACTIVITIES
Acquisition of oil and gas operations of Veba Oil & Gas GmbH (Note 3)	(2 234)	—	—
Expenditures on property, plant and equipment and exploration (Note 14)	(1 861)	(1 681)	(1 203)
Proceeds from sales of assets	26	127	722
Increase in deferred charges and other assets, net	(72)	(10)	(8)
(Increase) decrease in non-cash working capital related to investing activities (Note 11)	(16)	96	(44)
	(4 157)	(1 468)	(533)
FINANCING ACTIVITIES
Proceeds from issue of long-term debt	2 100	—	—
Reduction of long-term debt	(465)	(475)	(4)
Proceeds from issue of common shares	30	34	33
Dividends on common shares	(105)	(106)	(109)
Purchase of common shares (Note 18)	—	(362)	(134)
Increase in non-cash working capital related to financing activities (Note 11)	—	—	(1)
	1 560	(909)	(215)
(DECREASE) INCREASE IN CASH AND SHORT-TERM INVESTMENTS	(547)	(634)	1 209
CASH AND SHORT-TERM INVESTMENTS AT BEGINNING OF YEAR	781	1 415	206
CASH AND SHORT-TERM INVESTMENTS AT END OF YEAR	$234	$781	$1 415

CONSOLIDATED BALANCE SHEET

(stated in millions of Canadian dollars)

As at December 31,	2002	2001

ASSETS
CURRENT ASSETS
Cash and short-term investments (Note 12)	$234	$781
Accounts receivable	1 596	758
Inventories (Note 13)	585	455
Prepaid expenses	19	15
	2 434	2 009

PROPERTY, PLANT AND EQUIPMENT, NET (Note 14)	10 084	7 460
GOODWILL (Note 3)	709	—
DEFERRED CHARGES AND OTHER ASSETS (Note 15)	212	165
	$13 439	$9 634
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$1 901	$1 158
Income taxes payable	263	234
Current portion of long-term debt (Note 16)	356	5
	2 520	1 397

LONG-TERM DEBT (Note 16)	2 701	1 396
DEFERRED CREDITS AND OTHER LIABILITIES (Note 17)	621	481
FUTURE INCOME TAXES (Note 8)	1 821	1 483

COMMITMENTS AND CONTINGENT LIABILITIES (Note 22)

SHAREHOLDERS’ EQUITY (Note 18)	5 776	4 877
	$13 439	$9 634

Approved on behalf of the Board

/s/ Ron Brenneman	/s/ Brian MacNeill
Ron Brenneman	Brian MacNeill
Director	Director

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts stated in millions of Canadian dollars)

Note 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation The consolidated financial statements include the accounts of Petro-Canada and of all subsidiary companies (“the Company”) and comply with Canadian generally accepted accounting principles (“GAAP”). Differences between Canadian and United States GAAP are explained in the Notes to the Consolidated Financial Statements.

Substantially all of the Company’s exploration and development activities are conducted jointly with others. Only the Company’s proportionate interest in such activities is reflected in the financial statements.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingencies. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

(b) Revenue Recognition Revenue from the sale of crude oil, natural gas, natural gas liquids, purchased products, and refined petroleum products are recorded when title passes to the customer.

International operations conducted pursuant to exploration and production sharing agreements (“EPSA’s”) are reflected in the Consolidated Financial Statements based on the Company’s working interest in such operations. Under the EPSA’s, the Company and other non-governmental partners pay all operating and capital costs for exploring and developing the concessions. Each EPSA establishes specific terms for the Company to recover these costs (“Cost Recovery Oil”) in accordance with a formula that is generally limited to a specified percentage of production during each fiscal year and to share in the production profits (“Profit Oil”). Profit Oil is that portion of production remaining after deducting Cost Recovery Oil and is shared between the joint venture partners and the government of each country, varying with the level of production. Profit Oil that is attributable to the government includes an amount in respect of all deemed income taxes payable by the Company under the laws of the respective country. All other government stakes, other than income taxes, are considered to be royalty interests.

(c) Foreign Currency Translation Monetary assets and liabilities are translated into Canadian dollars at rates of exchange in effect at the balance sheet date. Other assets and related depreciation, depletion and amortization, other liabilities, revenue and other expense items are translated at rates of exchange in effect at the respective transaction dates. The resulting exchange gains or losses are included in earnings.

Foreign operations are integrated with the Company’s other activities and are translated in the manner described above.

(d) Income Taxes The Company follows the liability method of accounting for income taxes. Under this method, future income taxes are recognized, using substantively enacted income tax rates, based on the differences between the carrying amounts of assets and liabilities reported in the financial statements and their respective tax bases. The effect of a change in income tax rates on future income tax assets and liabilities is recognized in income in the period the change occurs.

(e) Earnings Per Share Basic earnings per share is calculated by dividing the net earnings available to common shareholders by the weighted average number of common shares outstanding. Diluted earnings per share reflects the potential dilution that would occur if stock options were exercised. The treasury stock method is used in calculating diluted earnings per share, which assumes that any proceeds received from the exercise of in-the-money stock options would be used to purchase common shares at the average market price for the period.

(f) Cash and Short-Term Investments Cash and short-term investments comprise cash in banks, less outstanding cheques, and deposits with a maturity of less than 90 days when purchased.

(g) Inventories Inventories are stated at the lower of cost and net realizable value. Cost of crude oil and products is determined primarily on a “last-in, first-out” (“LIFO”) basis.

(h) Investments Investments in companies over which the Company has significant influence are accounted for on the equity method. Other long-term investments are accounted for on the cost method.

(i) Property, Plant and Equipment Investments in exploration and development activities are accounted for on the successful efforts method. Under this method the acquisition cost of unproved acreage is capitalized. Costs of exploratory wells are initially capitalized pending determination of proved reserves and costs of wells that are assigned proved reserves remain capitalized while costs of unsuccessful wells are charged to earnings. All other exploration costs, including geological and geophysical costs, are charged to earnings as incurred. Development costs, including the cost of all wells, are capitalized.

The interest cost of debt attributable to the construction of major new facilities is capitalized during the construction period.

Producing properties and significant unproved properties are assessed annually, or as economic events dictate, for potential impairment. Impairment is assessed by comparing the estimated net undiscounted future cash flows to the carrying value of the asset.

(j) Depreciation, Depletion and Amortization Depreciation and depletion of capitalized costs of oil and gas producing properties are calculated using the unit of production method.

Depreciation of other plant and equipment is provided on either the unit of production method or the straight line method, based on the estimated service lives of the related assets, as appropriate.

Costs associated with significant development projects are not depleted until commencement of commercial production.

(k) Future Removal and Site Restoration Costs Estimated future removal and site restoration costs which are probable and can be reasonably determined are provided for on either the unit of production method or the straight line method, based on the estimated service lives of the related assets, as appropriate. Future removal and site restoration costs for inactive Downstream sites, net of expected recoveries, are provided for at the time a decision is made to decommission the site. The annual provision is included in operating, marketing and general expenses and is estimated based on current costs and technology and in accordance with existing legislation and industry practice.

(l) Goodwill Goodwill is the excess purchase price over the fair value of identifiable assets and liabilities acquired. Goodwill impairment is assessed annually, or as economic events dictate, by comparing the fair value of the reporting unit to its carrying value, including goodwill. If the fair value of the reporting unit is less than its carrying value, a goodwill impairment loss is recognized as the excess of the carrying value of the goodwill over the fair value of the goodwill.

(m) Stock Option Plan The Company maintains a stock option plan for directors, officers and certain employees as described in the Notes to the Consolidated Financial Statements. The stock options are accounted for based on the intrinsic value of the award at grant date.

Consideration paid on exercise of stock options is credited to common shares.

(n) Employee Future Benefits The Company records its obligations under employee benefit plans, net of plan assets where applicable. The costs of pensions and other post-retirement benefits are actuarially determined using the projected benefit method prorated based on service and using management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees, and expected health care costs. For the purpose of calculating the expected return on plan assets, those assets are measured at fair value. The accrued benefit obligation is discounted using a market rate of interest at the beginning of the year on high quality corporate debt instruments.

(o) Hedging and Derivative Financial Instruments The Company may use derivative financial instruments to manage its exposure to market risks resulting from fluctuations in foreign exchange rates, interest rates, and commodity prices. These derivative financial instruments are not used for trading or speculative purposes.

Gains and losses on derivative instruments that are designated as and determined to be effective hedges are deferred and recognized in the period of settlement as a component of the related transaction. If a derivative instrument ceases to be effective, hedge accounting is terminated and future gains or losses are recognized in the statement of earnings in the current period. Derivative instruments that are not hedges for accounting purposes are recorded at fair value with any resulting gain or loss recognized in the statement of earnings in the current period.

Note 2 CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2002 the Company adopted, retroactively, the recommendations of the Canadian Institute of Chartered Accountants on accounting for foreign currency translation whereby an exchange gain or loss on the translation of long-term debt is included in net earnings in the current period. Previously, the gain or loss on the translation of long-term debt was deferred and amortized over the remaining term of the debt. The effect of this change for the year ended December 31, 2002 was an increase (decrease) in net earnings of $19 million (2001 – $(58) million; 2000 – $(34) million) from the net earnings that would have been reported under the former accounting policy. The change also resulted in a decrease in deferred charges and other assets of $187 million, a decrease in future income taxes of $3 million, and a decrease in shareholders’ equity of $184 million as of December 31, 2001.

Effective January 1, 2002 the Company adopted the recommendations of the Canadian Institute of Chartered Accountants on accounting for stock-based compensation and other stock-based payments. The Company has elected to continue accounting for stock-based compensation based on the intrinsic value at the date of granting and to disclose the pro forma results of using the fair value based method. Accordingly, the net earnings for the reported periods remain unchanged and the pro forma results are disclosed in Note 18. The new recommendations have been applied to options granted after January 1, 2002.

Note 3 ACQUISITION OF OIL AND GAS OPERATIONS OF VEBA OIL & GAS GMBH

On May 2, 2002 the Company acquired the shares of companies holding the majority of the international oil and gas operations of Veba Oil & Gas GmbH and on December 10, 2002 the Company acquired certain of the remaining operations which were subject to rights of first refusal. The total acquisition cost, consisting of cash consideration and acquisition costs, was $2 234 million and the results of these operations have been included in the consolidated financial statements from the dates of acquisition. The remaining operations not yet acquired are in Venezuela and are subject to rights of first refusal.

The acquisition was accounted for by the purchase method of accounting and the estimated allocation of fair value to the assets acquired and liabilities assumed was:

Property, plant and equipment	$2 012
Goodwill	709
Current assets, excluding cash of $15 million	640
Deferred charges and other assets	6
Total assets acquired	3 367
Current liabilities	634
Future income taxes	387
Deferred credits and other liabilities	112
Total liabilities assumed	1 133
Net assets acquired	$2 234

Although the estimated allocation of fair value to the assets acquired and liabilities assumed is subject to changes as additional information becomes available, the final allocation is not expected to differ materially from the estimated allocation.

Goodwill, which is not tax deductible, was assigned to the Company’s International business segment.

Funds for the acquisition were provided from credit facilities arranged with certain banks (Note 16) and from cash and short-term investments.

Note 4 SEGMENTED INFORMATION

The Company’s upstream and downstream activities are conducted through three business segments.

Upstream operations include the exploration, development, production, transportation and marketing activities for crude oil, natural gas liquids, and oil sands. Activities are conducted through the Upstream Canada and Upstream International business segments. The Upstream Canada segment includes activity in the Western Canada, East Coast Offshore, Mackenzie Delta and Alaska regions. The Upstream International segment includes activity in the United Kingdom, the Netherlands, Trinidad, Venezuela, Syria, Libya, Kazakhstan, Algeria and Tunisia.

	UPSTREAM
	CANADA			INTERNATIONAL
	2002	2001	2000	2002	2001	2000

Revenue
Sales to customers and other revenues	$1 354	$1 490	$1 659	$1 239	$20	$59
Inter-segment sales	968	642	619	—	—	—
Segment Revenue	2 322	2 132	2 278	1 239	20	59
Expenses
Crude oil and product purchases	—	—	92	—	—	—
Inter-segment transactions	3	6	6	—	—	—
Operating, marketing and general	509	458	395	288	8	25
Exploration	246	194	124	55	51	47
Depreciation, depletion and amortization	507	367	357	249	7	27
Foreign currency translation	—	—	—	—	—	—
Interest	—	—	—	—	—	—
	1 265	1 025	974	592	66	99
Earnings before income taxes	1 057	1 107	1 304	647	(46)	(40)
Provision for income taxes
Current	414	502	175	413	(15)	61
Future	(45)	(114)	331	9	(4)	(79)
	369	388	506	422	(19)	(18)
Reorganization costs (Note 6)	—	—	—	—	—	—
Net earnings	$688	$719	$798	$225	$(27)	$(22)

Capital and Exploration Expenditures
Acquisition of oil and gas operations of Veba Oil & Gas GmbH, including goodwill	$—	$—	$—	$2 234	$—	$—
Property, plant and equipment and exploration expenditures	1 281	1 131	884	221	153	43
Deferred charges and other assets	(3)	—	4	—	(6)	—
	$1 278	$1 131	$888	$2 455	$147	$43
Cash Flow (before changes in non-cash working capital)	$1 417	$1 125	$1 460	$583	$27	$78
Total Assets	$5 922	$5 118	$4 811	$3 544	$186	$148

The Downstream segment includes the purchase and sale of crude oil, the refining of crude oil products and the distribution and marketing of these and other purchased products.

All activities, other than those relating to the Upstream International segment and Alaska, are conducted within Canada.

Financial information by business segment is presented in the following table as though each segment were a separate business entity. Inter-segment transfers of products, which are accounted for at market value, are eliminated on consolidation. Shared Services includes investment income, interest expense, foreign currency translation and general corporate revenue and expense. Shared Services assets are principally cash and short-term investments and other general corporate assets.

	DOWNSTREAM			SHARED SERVICES			CONSOLIDATED
	2002	2001	2000	2002	2001	2000	2002	2001	2000
Revenue
Sales to customers and other revenues	$7 318	$7 158	$7 782	$6	$68	$45	$9 917	$8 736	$9 545
Inter-segment sales	3	6	6	—	—	—
Segment Revenue	7 321	7 164	7 788	6	68	45	9 917	8 736	9 545
Expenses
Crude oil and product purchases	4 556	4 687	5 446	—	—	(1)	4 556	4 687	5 537
Inter-segment transactions	968	642	619	—	—	—
Operating, marketing and general	1 179	1 165	1 079	60	39	54	2 036	1 670	1 553
Exploration	—	—	—	—	—	—	301	245	171
Depreciation, depletion and amortization	200	193	187	1	1	13	957	568	584
Foreign currency translation	—	—	—	52	102	67	52	102	67
Interest	—	—	—	187	135	144	187	135	144
	6 903	6 687	7 331	300	277	277	8 089	7 407	8 056
Earnings before income taxes	418	477	457	(294)	(209)	(232)	1 828	1 329	1 489
Provision for income taxes
Current	242	90	231	(110)	(49)	(81)	959	528	386
Future	(81)	86	(46)	12	(13)	—	(105)	(45)	206
	161	176	185	(98)	(62)	(81)	854	483	592
Reorganization costs (Note 6)	—	—	—	—	—	—	—	—	38
Net earnings	$257	$301	$272	$(196)	$(147)	$(151)	$974	$846	$859

Capital and Exploration Expenditures
Acquisition of oil and gas operations of Veba Oil & Gas GmbH, including goodwill	$—	$—	$—	$—	$—	$—	$2 234	$—	$—
Property, plant and equipment and exploration expenditures	344	383	264	15	14	12	1 861	1 681	1 203
Deferred charges and other assets	27	16	7	48	—	(3)	72	10	8
	$371	$399	$271	$63	$14	$9	$4 167	$1 691	$1 211
Cash Flow (before changes in non-cash working capital)	$380	$589	$434	$(104)	$(53)	$(102)	$2 276	$1 688	$1 870
Total Assets	$3 841	$3 556	$3 609	$132	$774	$1 432	$13 439	$9 634	$10 000

Note 5 (LOSSES) GAINS ON DISPOSAL OF ASSETS

Investment and other income includes net (losses) gains on disposal of non-core assets of $(2) million (2001 – $49 million; 2000 – $73 million).

Note 6 OPERATING, MARKETING AND GENERAL EXPENSES

Operating, marketing and general expenses in 2000 includes a provision of $66 million for staff reductions and related building expenses. The provision decreased 2000 net earnings by $38 million.

Note 7 FOREIGN CURRENCY TRANSLATION

Foreign currency translation consists of:

	2002	2001	2000

(Gain) loss on translation of foreign currency denominated long-term debt	$(11)	$102	$67
Loss on translation of international subsidiaries	63	—	—
	$52	$102	$67

Note 8 INCOME TAXES

The computation of the provision for income taxes, which requires adjustment to earnings before income taxes for non-taxable and non-deductible items, is as follows:

	2002	2001	2000

Earnings before income taxes	$1 828	$1 329	$1 423
Add (deduct):
Non-deductible royalties and other payments to provincial governments, net	277	413	385
Resource allowance	(467)	(476)	(452)
Equity in earnings of affiliates	(9)	(9)	(10)
Non-taxable foreign exchange	52	87	40
Other	(3)	(1)	(18)
Earnings as adjusted before income taxes	$1 678	$1 343	$1 368
Canadian Federal income tax rate	38.0%	38.0%	38.0%
Income tax on earnings as adjusted at Canadian Federal income tax rate	$638	$510	$520
Large Corporations Tax	16	15	15
Provincial and other income taxes, net of federal abatement	27	49	62
Future income taxes increase (decrease) due to provincial rate changes	4	(61)	—
Higher foreign income tax rates	176	—	—
Income tax credits and other	(7)	(30)	(33)
Provision for income taxes	$854	$483	$564
Effective income tax rate on earnings before income taxes	46.7%	36.3%	39.6%

Future income taxes consists of the following future income tax liabilities (assets) relating to temporary differences for:

	2002	2001

Property, plant and equipment	$1 992	$1 325
Partnership income(1)	278	397
Inventories	(161)	(78)
Deferred credits and other liabilities	(191)	(162)
Deferred charges and other assets	18	5
Loss carryforwards and other	(115)	(4)
	$1 821	$1 483

(1)	Taxable income for certain Canadian Upstream activities are generated by a partnership and the related current income taxes will be payable in the next year.

Deferred distribution taxes associated with international business operations have not been recorded. Based on current plans, repatriation of funds in excess of foreign reinvestment will not result in material additional tax expense.

Complex income tax issues that involve interpretations of continually changing regulations are encountered in computing the provision for income taxes. Management believes that adequate provision has been made for all such outstanding issues.

Note 9 EARNINGS PER SHARE

The weighted average number of common shares outstanding used in the calculation of basic earnings per share and diluted earnings per share, assuming that all dilutive outstanding stock options were exercised, was:

	2002	2001	2000

Average shares outstanding (millions)
Basic	262.8	264.9	272.3
Diluted	265.7	267.4	274.6

For the year ended December 31, 2002 375 700 stock options with an exercise price of $45.68 (2001 – nil; 2000 – 274 200 stock options with an exercise price of $34.00) were excluded in the diluted earnings per share calculation as the exercise price exceeded the average share price for the respective periods.

Note 10 ITEMS NOT AFFECTING CASH FLOW

	2002	2001	2000

Depreciation, depletion and amortization	$957	$568	$584
Future income taxes	(105)	(45)	201
Provision for future removal and site restoration costs	27	17	30
(Gain) loss on translation of foreign currency denominated long-term debt	(11)	102	67
Foreign currency losses	90	—	—
Loss (gain) on disposal of assets	2	(49)	(73)
Other	41	4	31
	$1 001	$597	$840

Note 11 DECREASE (INCREASE) IN NON-CASH WORKING CAPITAL AND OTHER

	2002	2001	2000

Operating activities and other
Accounts receivable	$(268)	$465	$(283)
Inventories	(74)	—	46
Prepaid expenses	9	5	5
Accounts payable and accrued liabilities	467	(433)	234
Income taxes payable	(313)	40	122
Current portion of long-term liabilities and other	(47)	(22)	(37)
	$(226)	$55	$87
Investing activities
Accounts receivable	$—	$64	$(63)
Accounts payable and accrued liabilities	(16)	32	19
	$(16)	$96	$(44)
Financing activities
Accounts receivable	$—	$2	$(2)
Accounts payable and accrued liabilities	—	(2)	1
	$—	$—	$(1)

Non-cash working capital is comprised of current assets and current liabilities other than cash and short-term investments and current portion of long-term debt.

Note 12 CASH AND SHORT-TERM INVESTMENTS

Short-term investments are considered to be cash equivalents and are recorded at cost, which approximates market value.

	2002	2001

Cash	$139	$94
Less: outstanding cheques	167	100
	(28)	(6)
Short-term investments	262	787
	$234	$781

Cash payments for interest and income taxes were as follows:

	2002	2001	2000

Interest	$178	$158	$154
Income taxes	$1 172	$483	$186

Note 13 INVENTORIES

	2002	2001

Crude oil, refined products and merchandise	$429	$377
Materials and supplies	156	78
	$585	$455

Note 14 PROPERTY, PLANT AND EQUIPMENT

	2002			2001			2002	2001
	Cost	Accumulated Depreciation, Depletion and Amortization	Net	Cost	Accumulated Depreciation, Depletion and Amortization	Net	Capital Expenditures

Upstream
Canada
North American Gas	$3 905	$1 914	$1 991	$3 618	$1 689	$1 929	$324	$406
East Coast Oil	2 637	562	2 075	2 362	326	2 036	272	257
Oil Sands	1 905	523	1 382	1 325	489	836	439	275
International	2 373	296	2 077	203	51	152	166	101
	10 820	3 295	7 525	7 508	2 555	4 953	1 201	1 039
Downstream
Refining	2 867	1 423	1 444	2 766	1 338	1 428	222	226
Marketing and other	2 208	1 133	1 075	2 115	1 079	1 036	122	157
	5 075	2 556	2 519	4 881	2 417	2 464	344	383
Other property, plant and equipment	443	403	40	432	389	43	15	14
	$16 338	$6 254	$10 084	$12 821	$5 361	$7 460	$1 560	$1 436

Interest capitalized during 2002 amounted to $4 million (2001 – $16 million; 2000 – $12 million).

Exploration expenses of $301 million (2001 – $245 million) charged to earnings are reclassified from operating activities and included with capital expenditures under investing activities in the Consolidated Statement of Cash Flows.

Costs of $638 million (2001 – $nil) relating to the Upstream International operations and $250 million (2001 –$1 119 million) relating to non-producing East Coast Oil projects are not currently being depleted.

Capital leases at a net cost of $74 million (2001 – $78 million) and $31 million (2001 – $nil) are included in the assets of East Coast Oil and Oil Sands, respectively (Note 16).

Note 15 DEFERRED CHARGES AND OTHER ASSETS

	2002	2001

Investments	$77	$59
Deferred pension funding	34	49
Deferred financing costs	36	17
Other	65	40
	$212	$165

Note 16 LONG-TERM DEBT

	Maturity	2002	2001

Debentures and notes
7.00% unsecured debentures
(US $250 million)	2028	$395	$398
7.875% unsecured debentures
(US $275 million)	2026	434	438
9.25% unsecured debentures
(US $300 million)	2021	474	478
Capital leases (Note 14)(1)	2007-2017	115	87
Acquisition credit facilities(2)	2003-2005	1 639	—

		3 057	1 401
Current portion		(356)	(5)
		$2 701	$1 396

Interest on long-term debt was $182 million in 2002 (2001 – $134 million; 2000 – $138 million).

(1)               During 2002 the Company entered into a transportation agreement to transport bitumen from the MacKay River production facilities to the Athabasca Pipeline Terminal. The agreement is for an initial term of 15 years ending in 2017 and is extendable at the Company’s option for an additional 10 years.

The Company is party to an agreement for the time charter and operation of a vessel for the transportation of East Coast Canada crude oil production. The agreement is for an initial term of 10 years ending in 2007 and extendible at the Company’s option for up to an additional 15 years.

The transportation and time charter agreements are accounted for as capital leases and have implicit rates of interest of 14.65% and 11.90%, respectively. The aggregate remaining repayments under the transportation and time charter agreements are $115 million, including $6 million to $9 million in each of the next five years.

(2)               The Company established two unsecured credit facilities with certain banks for the acquisition of the oil and gas operations of Veba Oil & Gas GmbH (Note 3). The credit facilities, which totalled $3 320 million, can be in the form of prime loans, bankers’ acceptances, U.S. base rate loans or LIBOR-based loans. In 2002, $2 100 million was drawn in the form of Canadian dollar bankers’ acceptances and the Company repaid $461 million and cancelled an additional $189 million of the facilities. This reduced the amount of the facilities to $2 670 million at December 31, 2002, of which $1 639 million is outstanding. Proceeds from any future debt financing, excluding the first $100 million raised, must be used to repay the amounts outstanding under these facilities.

As at December 31, 2002, the scheduled repayments are as follows: 2003 – $350 million, 2004 – $591 million and 2005 – $698 million.

Note 17 DEFERRED CREDITS AND OTHER LIABILITIES

	2002	2001

Future removal and site restoration costs	$344	$216
Post-retirement benefits	143	133
Long-term liabilities	134	132
	$621	$481

Note 18 SHAREHOLDERS’ EQUITY

	2002	2001

Common shares	$1 258	$1 228
Contributed surplus	2 138	2 138
Retained earnings	2 380	1 511
	$5 776	$4 877

The authorized share capital is comprised of an unlimited number of:

(a) Preferred shares issuable in series designated as Senior Preferred Shares

(b) Preferred shares issuable in series designated as Junior Preferred Shares

(c) Common shares

Changes in common shares were as follows:

	2002			2001
	Shares	Amount	Contributed Surplus	Shares	Amount	Contributed Surplus

Balance at beginning of year	262 191 041	$1 228	$2 138	269 807 215	$1 238	$2 456
Issued for cash under employee stock option and share purchase plans	1 403 936	30	—	1 813 581	34	—
Purchased for cancellation	—	—	—	(9 429 755)	(44)	(318)
Balance at end of year	263 594 977	$1 258	$2 138	262 191 041	$1 228	$2 138

The Company repurchased common shares under a Normal Course Issuer Bid that commenced on November 1, 2000 and ended on October 31, 2001. During 2001 9 429 755 shares were purchased for a total cost of $362 million. The excess of purchase cost over the carrying amount of the shares purchased was recorded as a reduction of contributed surplus.

Stock Option Plan

The Company maintains a stock option plan and may grant options to directors, officers and certain employees for up to 22 million common shares. The stock options have a maximum term of 10 years, vest over periods of up to four years and are exercisable at the market prices for the shares on the dates that the options were granted.

Changes in the number of outstanding stock options were as follows:

	2002		2001
	Shares	Weighted-Average Exercise Price (dollars)	Shares	Weighted-Average Exercise Price (dollars)

Balance at beginning of year	7 216 770	$26	6 765 601	$20
Granted	2 482 700	36	2 372 500	37
Exercised	(1 403 936)	22	(1 813 581)	18
Cancelled	(69 550)	30	(107 750)	27
Balance at end of year	8 225 984	$30	7 216 770	$26

The following stock options were outstanding as at December 31, 2002:

	Options Outstanding			Options Exercisable
Number	Range of Exercise Prices (dollars)	Weighted-Average Life (years)	Weighted-Average Exercise Price (dollars)	Number	Weighted-Average Exercise Price (dollars)

53 520	$8 to 13	1.6	$10	53 520	$10
1 068 853	14 to 18	5.5	16	860 236	16
1 607 115	19 to 25	6.4	21	1 018 058	21
2 903 222	26 to 35	8.3	32	711 322	27
2 593 274	36 to 46	8.3	38	554 394	37
8 225 984	$8 to 46	7.8	$30	3 197 530	$24

Pro Forma Net Earnings

The following table presents the pro forma net earnings and the pro forma earnings per share computed assuming the fair value based accounting method had been used to account for the compensation cost of options that is amortized over the vesting period:

		Earnings per Share
	2002 Net Earnings	Basic (dollars)	Diluted (dollars)

Net earnings as reported	$974	$3.71	$3.67
Pro forma adjustment	6	0.03	0.03
Pro forma net earnings	$968	$3.68	$3.64

The estimated weighted average fair value of the options of $12.74 per share has been determined using the Black-Scholes option-pricing model with the following assumptions:

Risk-free interest rate	4.9%
Expected hold period to exercise	6 years
Volatility in the market price of the common shares	33%
Estimated annual dividend	1.4%

Note 19 EMPLOYEE FUTURE BENEFITS

The Company maintains pension plans with defined benefit and defined contribution provisions, and provides certain health care and life insurance benefits to its qualifying retirees. The actuarially determined cost of these benefits is accrued over the estimated service life of employees. The defined benefit provisions are generally based upon years of service and average salary during the final years of employment. Certain defined benefit options require employee contributions and the balance of the funding for the registered plans is provided by the Company, based upon the advice of an independent actuary. The defined contribution option provides for an annual contribution of 5% to 8% of each participating employee’s pensionable earnings. Substantially all of the pension assets are invested in equity, fixed income and other marketable securities.

	Pension Plans			Other Post-Retirement Plans
Benefit Plan Expense	2002	2001	2000	2002	2001	2000

(a) Defined benefit plans
Employer current service cost	$25	$22	$20	$3	$2	$3
Interest cost	74	70	69	11	11	10
Expected return on plan assets	(83)	(88)	(83)	—	—	—
Amortization of transitional (asset) obligation	(5)	(5)	(5)	2	2	1
Amortization of net actuarial losses	7	—	—	—	—	—
	18	(1)	1	16	15	14
(b) Defined contribution plans	10	7	6
Total expense	$28	$6	$7	$16	$15	$14
Benefit Plan Funding	$22	$9	$6	$7	$7	$6

	Pension Plans		Other Post- Retirement Plans
Financial Status of Defined Benefit Plans	2002	2001	2002	2001

Fair value of plan assets	$927	$1 039	$—	$—
Accrued benefit obligation	1 206	1 119	186	172
Funded status – plan deficit	(279)	(80)	(186)	(172)
Unamortized transitional (asset) obligation	(39)	(44)	21	23
Unamortized net actuarial losses	352	173	22	16
Accrued benefit asset (liability)	$34	$49	$(143)	$(133)

Reconciliation of Plan Assets
Fair value of plan assets at beginning of year	$1 039	$1 113	$—	$—
Acquisition	26	—	—	—
Contributions	22	9	—	—
Benefits paid	(61)	(60)	—	—
Actual loss on plan assets	(91)	(17)	—	—
Other	(8)	(6)	—	—
Fair value of plan assets at end of year	$927	$1 039	$—	$—

Reconciliation of Accrued Benefit Obligation
Accrued benefit obligation at beginning of year	$1 119	$1 047	$172	$160
Acquisition	33	—	—	—
Current service cost	25	22	3	2
Interest cost	74	70	11	11
Benefits paid	(61)	(60)	(7)	(7)
Actuarial losses	12	40	7	6
Other	4	—	—	—
Accrued benefit obligation at end of year	$1 206	$1 119	$186	$172

Funded Status

The funded status includes the following amounts in respect of plans that are not fully funded:

	Pension Plans		Other Post- Retirement Plans
	2002	2001	2002	2001

Accrued benefit obligation	$(1 206)	$(161)	$(186)	$(172)
Fair value of plan assets	927	67	—	—
Plan deficit	$(279)	$(94)	$(186)	$(172)

Defined Benefit Plan Assumptions	2002		2001	2000

Year-end obligation discount rate	6.5%		6.5%	6.8%
Long-term rate of return on plan assets	8.0	%(1)	8.0%	8.0%
Rate of compensation increase, excluding merit increases	3.0%		3.0%	2.5%
Annual increase in the per capita cost of other post-retirement benefits	6.3	%(2)	6.2%	6.2%

(1)	7.5% in 2003 and thereafter.
(2)	4.2% in 2008 and thereafter.

Note 20 FINANCIAL INSTRUMENTS

The Company is exposed to market risks resulting from fluctuations in commodity prices, foreign exchange rates and interest rates in the course of its normal business operations. The Company monitors its exposure to market fluctuations and may use derivative instruments to manage these risks, as it considers appropriate. These derivative instruments are entered into solely for hedging purposes.

Crude Oil and Products

The Downstream business segment has entered into forward contracts and options to reduce exposure to margin fluctuations, including margins on fixed price product sales, and short-term price fluctuations on the purchase of foreign and domestic crude oil and refined products.

Natural Gas

The Company has entered into forward contracts to purchase natural gas to manage its exposure on fixed price sales of natural gas and to manage its fuel costs on fixed price product sales.

Currency

The Downstream business segment has entered into forward contracts to reduce its exposure to exchange rate movements between the Canadian dollar and the euro related to fixed price product sales.

Interest Rates

In anticipation of issuing U.S. dollar debentures in 2003, the Company has entered into interest rate derivatives to hedge a portion of its exposure to adverse interest rate fluctuations. In addition, the Company has entered into short duration Forward Rate Agreements to manage its interest rate exposure on floating rate debt.

The Company’s outstanding contracts for derivative instruments and the related fair values at December 31, 2002 were as follows:

	Quantity		Average Price/Rate		Fair Value	Maturity

Crude Oil and Products (millions of barrels)
Crude oil purchase	4.0		40.59	(1)	$13	2003/2004
Products purchase	1.4		41.52	(1)	1	2003

Natural Gas (billions of cubic feet)
Natural gas purchase	0.6		5.99	(1)	1	2003

Currency (millions of euro)
Forwards purchase	3		1.5540	(2)	—	2003

Interest Rates (millions of Canadian dollars)	624	(3)	4.1516	(4)	(20)	2003
					$(5)

(1)	Canadian dollars per barrel or per thousand cubic feet, as applicable.
(2)	Weighted-average euro forward contract rate.
(3)	Canadian dollar equivalent comprised of US $300 million and Cdn $150 million.
(4)	Weighted-average interest rate percentage.

Derivative instruments involve a degree of credit risk. The Company controls this risk through the establishment of credit policies and limits that are applied in the selection of counterparties. Market risk relating to changes in value or settlement cost of the Company’s derivative instruments is essentially offset by gains or losses on the hedged positions.

The fair value, the related method of determination and the carrying value of the Company’s financial instruments were as follows:

Current Assets/Current Liabilities

The fair value of financial instruments included in current assets and current liabilities, excluding the current portion of long-term debt, approximates the carrying amount of these instruments due to their short maturity.

Long-Term Debt

The fair value of long-term debt is based on publicly quoted market values.

Derivative Instruments

The fair value of derivative instruments, which is based on quotes provided by brokers, represents an approximation of amounts that would be received or paid to counterparties to settle these instruments prior to maturity. The Company plans to hold all derivative instruments outstanding at December 31, 2002 to maturity.

	2002		2001
	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial instruments included in current assets and current liabilities	$(71)	$(71)	$381	$381
Long-term debt	$(3 057)	$(3 358)	$(1 401)	$(1 538)
Derivative instruments	$—	$(5)	$—	$(11)

Note 21 RELATED PARTY TRANSACTIONS

Transactions with the Government of Canada (which holds 19% of the Company’s issued shares at December 31, 2002), its agencies and other related parties, are in the normal course of business and are therefore on the same terms as those accorded to non-related parties.

Note 22 COMMITMENTS AND CONTINGENT LIABILITIES

(a) The Company has leased property and equipment under various long-term operating leases for periods up to 2013. The minimum annual rentals for non-cancellable operating leases are estimated at $101 million in 2003, $84 million in 2004, $69 million in 2005, $63 million in 2006, $57 million in 2007 and $50 million per year thereafter until 2013.

(b) The Company is involved in litigation and claims associated with normal operations. Management is of the opinion that any resulting settlements would not materially affect the financial position of the Company.

Note 23 GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in some respects from those applicable in the United States. The following are the significant differences in accounting principles as they pertain to the accompanying consolidated financial statements:

(a) Income Taxes Effective January 1, 2000 the Company adopted the recommendations of the Canadian Institute of Chartered Accountants on accounting for future income taxes and changed from the deferral method to the liability method. This liability method differs from United States GAAP due to the application of transitional provisions, the use of substantive versus enacted tax rates and the accounting for certain Canadian income tax credits and allowances.

(b) Interest Capitalization United States GAAP requires that interest be capitalized as part of the cost of certain assets while they are being prepared for their intended use. The Company capitalizes interest attributable to the construction of major new facilities and does not capitalize interest on all assets that would require interest capitalization under United States GAAP.

(c) Contributed Surplus In prior years the Company transferred amounts from contributed surplus to the accumulated deficit. Under United States GAAP these transfers would not have occurred.

(d) Derivative Instruments and Hedging Under United States GAAP the accounting for derivative instruments and hedging activities is contained in the Statement of Financial Accounting Standard No. 133 (“SFAS 133”). SFAS 133 establishes accounting and reporting standards requiring that all derivative instruments be recorded in the balance sheet as either an asset or a liability measured at fair value and requires that changes in the fair value be recognized currently in earnings unless specific hedge accounting criteria are met. For cash flow hedges, changes in the fair value of the derivative instrument are recognized in net earnings in the same period as the hedged item and any changes in the fair value prior to that period are recognized in other comprehensive income. For fair value hedges, both the derivative instrument and the underlying commitment are recognized on the balance sheet at their fair value and any changes in the fair value are recognized currently in net earnings.

(e) Minimum Pension Liability United States GAAP requires a minimum pension liability be recorded for underfunded pension plans. The change in the minimum liability, representing the excess of unfunded accumulated benefit obligations over previously recorded pension cost liabilities, is recognized in other comprehensive income.

(f) Comprehensive Income United States GAAP utilizes the concept of comprehensive income, which includes net earnings and other comprehensive income. There is no similar concept under Canadian GAAP. Other comprehensive income represents the change in equity during the period from transactions and other events from non-owner sources and includes such items as changes in the fair value of cash flow hedges, minimum pension liability adjustments and certain foreign currency translation adjustments.

The application of United States GAAP would have the following effects on earnings as reported:

	2002	2001	2000

Net earnings as reported in the consolidated statement of earnings	$974	$846	$859
Adjustments, net of applicable income taxes
Capitalization of interest and related amortization	15	31	14
Accounting for income taxes	(92)	(29)	(35)
Other	(2)	(1)	1
Net earnings, as adjusted	$895	$847	$839
Earnings per share, as adjusted – basic	$3.41	$3.20	$3.08
Earnings per share, as adjusted – diluted	$3.37	$3.17	$3.06
Comprehensive Income
Net earnings, as adjusted	$895	$847	$839
Unrealized gain (loss) on financial derivatives	4	(7)	—
Minimum pension liability	(111)	—	—
	$788	$840	$839

The application of United States GAAP would have the following effects on the consolidated balance sheets as reported:

	December 31, 2002		December 31, 2001
	As Reported	United States GAAP	As Reported	United States GAAP

Current assets	$2 434	$2 434	$2 009	$2 009
Property, plant and equipment, net	10 084	10 662	7 460	8 037
Goodwill	709	688	—	—
Deferred charges and other assets	212	209	165	158
Current liabilities	2 520	2 525	1 397	1 408
Long-term debt	2 701	2 701	1 396	1 396
Deferred credits and other liabilities	621	808	481	481
Future income taxes	1 821	2 073	1 483	1 746
Common shares	1 258	1 258	1 228	1 228
Contributed surplus	2 138	3 260	2 138	3 260
Retained earnings	2 380	1 482	1 511	692
Accumulated other comprehensive income (loss)	$—	$(114)	$—	$(7)

Recent Accounting Pronouncements

United States GAAP requires the disclosure of accounting pronouncements that have been issued but are not yet effective for the Company’s reporting. The following applicable accounting pronouncements have been recently issued:

Guarantees

In November 2002, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees issued and clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. Several situations are identified where the recognition of a liability at inception for a guarantor’s obligation is not required. The initial recognition and measurement provisions of FIN 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure provisions are effective for periods ending after December 15, 2002. The impact of adopting the interpretation on the Company’s United States GAAP consolidated financial statements has not been determined.

Asset Retirement Obligations

In June 2001, the FASB issued Statement No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”). SFAS 143 requires companies to record the fair value of legal obligations associated with the retirement of tangible long-lived assets in the period in which they are incurred. The liability is capitalized as part of the cost of the related long-lived asset and amortized to expense over the useful life of the asset. SFAS 143 is effective for all fiscal years beginning after June 15, 2002. The effect of adopting SFAS 143 on the Company’s United States GAAP consolidated financial statements has not been determined.